EXHIBIT 5

FAEGRE BAKER DANIELS LLP

2200 Wells Fargo Building

90 South Seventh Street

Minneapolis, Minnesota 55402

January 25, 2013

The Dolan Company

222 South Ninth Street, Suite 2300

Minneapolis, Minnesota 55402

Ladies and Gentlemen:

We are acting as counsel for The Dolan Company, a Delaware corporation (the “Company”) in connection with the preparation of the prospectus supplement dated January 24, 2013 (the “Prospectus Supplement”) to the registration statement on Form S-3, File No. 333-163861 (the “Registration Statement”) filed with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”), relating to the offering of shares of the Company’s 8.5% Series B Cumulative Preferred Stock, $0.001 par value per share (the “Preferred Stock”), to be issued pursuant to an underwritten public offering.

We have examined such corporate records, including the Company’s Amended and Restated Certificate of Incorporation, as amended (the “Certificate of Incorporation”) and other documents, including the Registration Statement, and have reviewed such matters of law as we have deemed necessary for this opinion. Based upon and subject to the foregoing, we advise you that in our opinion:

1.	The Preferred Stock has been duly authorized by all necessary corporate action of the Company, and when the shares of Preferred Stock have been issued, delivered and paid for, such shares of Preferred Stock will be legally issued, fully paid and nonassessable; and

2.	Shares of the Company’s common stock issuable upon conversion of the Preferred Stock in accordance with the Company’s Certificate of Incorporation will be legally issued, fully paid and nonassessable.

We have relied as to certain relevant facts upon certificates of and/or information provided by officers and employees of the Company as to the accuracy of such factual matters without independent verification thereof or other investigation. We have also relied, without investigation, upon the following assumptions: (a) natural persons acting on behalf of the Company have sufficient legal capacity to enter into and perform, on behalf of the Company, the transaction in question or carry out their role in it, (b) each party to any instrument or agreement relevant hereto other than the Company has satisfied those legal requirements that are applicable to it to the extent necessary to make such instrument or agreement enforceable against it, (c) each party to any instrument or agreement relevant hereto other than the Company has complied with all legal requirements pertaining to its status as such status relates to its rights to enforce such instrument or agreement against the Company, and (d) each document submitted to us for review is accurate and complete, each such document that is an original is authentic, and each such document that is a copy conforms to an authentic original, and all signature on each such document are genuine.

Our opinion set forth above is limited to the law of the State of Minnesota and the General Corporation Law of the State of Delaware, and we do not express any opinion herein concerning any other law.

We hereby consent to the filing of this opinion as an exhibit to the Company’s Current Report on Form 8-K and to being named in the Prospectus Supplement under the caption “Legal Matters” with respect to the matters stated therein without implying or admitting that we are “experts” within the meaning of the Securities Act, or other rules and regulations of the Commission issued thereunder.

This opinion is expressly limited to the matters set forth above, and we render no opinion, whether by implication or otherwise, as to any other matters relating to the Company or the Preferred Stock.

Very truly yours,

FAEGRE BAKER DANIELS LLP

By: /s/ W. Morgan Burns
Partner